Exhibit 99.1

EAGLE BULK SHIPPING INC.

Condensed Consolidated Financial Statements
as of and for the Three Months Ended March 31, 2024

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
March 31, 2024 and December 31, 2023
(U.S. Dollars in thousands, except share data and par values)

	March 31, 2024	December 31, 2023
ASSETS:
Current assets:
Cash and cash equivalents	$106,652	$118,615
Accounts receivable, net of a reserve of $2,897 and $2,916, respectively	35,456	30,917
Prepaid expenses	8,144	5,525
Inventories	19,669	24,988
Collateral on derivatives	969	2,219
Fair value of derivative assets – current	7,205	6,824
Vessels held for sale	29,254	—
Other current assets	378	458
Total current assets	207,727	189,546
Noncurrent assets:
Vessels and vessel improvements, at cost, net of accumulated depreciation of $291,244 and $301,694, respectively	861,477	904,298
Advances for BWTS and other assets	1,246	1,414
Deferred drydock costs, net	37,180	38,717
Other fixed assets, net of accumulated depreciation of $1,475 and $1,393, respectively	1,036	1,086
Operating lease right-of-use assets	14,589	7,182
Restricted cash – noncurrent	2,575	2,575
Fair value of derivative assets – noncurrent	2,760	3,136
Total noncurrent assets	920,863	958,408
Total assets	$1,128,590	$1,147,954
LIABILITIES & STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$21,872	$21,245
Accrued interest	1,816	3,472
Other accrued liabilities	18,296	23,496
Fair value of derivative liabilities – current	63	479
Current portion of operating lease liabilities	12,971	6,153
Unearned charter hire revenue	3,241	4,312
Current portion of long-term debt – Global Ultraco Debt Facility	49,800	49,800
Current portion of long-term debt – Convertible Bond Debt, net of debt discount and debt issuance costs	69,237	103,890
Total current liabilities	177,296	212,847
Noncurrent liabilities:
Long-term debt – Global Ultraco Debt Facility, net of debt discount and debt issuance costs	318,321	330,113
Fair value of derivative liabilities – noncurrent	629	1,505

Noncurrent portion of operating lease liabilities	2,716	2,576
Other noncurrent accrued liabilities	39	695
Total noncurrent liabilities	321,705	334,889
Total liabilities	499,001	547,736

Commitments and contingencies (Note 8)

Stockholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized, none issued as of March 31, 2024 and December 31, 2023	—	—
Common stock, $0.01 par value, 700,000,000 shares authorized, 10,476,091 and 9,326,231 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	105	93
Additional paid-in capital	783,689	748,401
Accumulated deficit	(163,217)	(156,727)
Accumulated other comprehensive income	9,012	8,451
Total stockholders’ equity	629,589	600,218
Total liabilities and stockholders’ equity	$1,128,590	$1,147,954

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2024 and 2023
(U.S. Dollars in thousands, except share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2023
Revenues, net	$93,915	$105,198

Voyage expenses	22,992	33,475
Vessel operating expenses	29,164	31,257
Charter hire expenses	4,911	12,420
Depreciation and amortization	15,052	14,732
General and administrative expenses	10,807	10,950
Loss on vessels held for sale	3,216	—
Other operating expense	3,016	90
Gain on sale of vessels	—	(3,318)
Total operating expenses, net	89,158	99,606

Operating income	4,757	5,592

Interest expense	7,283	3,857
Interest income	(1,507)	(1,836)
Realized and unrealized (gain)/loss on derivative instruments, net	(955)	369
Total other expense, net	4,821	2,390
Net (loss)/income	$(64)	$3,202

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income (Unaudited)
For the Three Months Ended March 31, 2024 and 2023
(U.S. Dollars in thousands)

	Three Months Ended
	March 31, 2024	March 31, 2023
Net (loss)/income	$(64)	$3,202
Other comprehensive income/(loss):
Effect of cash flow hedges	561	(2,859)
Comprehensive income	$497	$343

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
For the Three Months Ended March 31, 2024 and 2023
(U.S. Dollars in thousands, except share and per share data)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at December 31, 2023	9,326,231	$93	$748,401	$(156,727)	$8,451	$600,218
Net loss	—	—	—	(64)	—	(64)
Dividends declared ($0.60 per share)	—	—	—	(6,426)	—	(6,426)
Issuance of shares due to vesting of equity awards	51,041	1	(1)	—	—	—
Issuance of shares upon conversion of Convertible Bond Debt	1,098,819	11	34,739	—	—	34,750
Effect of cash flow hedges	—	—	—	—	561	561
Cash used to settle net share equity awards	—	—	(1,242)	—	—	(1,242)
Stock-based compensation	—	—	1,792	—	—	1,792
Balance at March 31, 2024	10,476,091	$105	$783,689	$(163,217)	$9,012	$629,589

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at December 31, 2022	13,003,702	$130	$966,058	$(163,556)	$16,549	$819,181
Net income	—	—	—	3,202	—	3,202
Dividends declared ($0.60 per share)	—	—	—	(8,019)	—	(8,019)
Issuance of shares due to vesting of equity awards	61,358	1	(1)	—	—	—
Effect of cash flow hedges	—	—	—	—	(2,859)	(2,859)
Cash used to settle net share equity awards	—	—	(1,651)	—	—	(1,651)
Stock-based compensation	—	—	1,855	—	—	1,855
Balance at March 31, 2023	13,065,060	$131	$966,261	$(168,373)	$13,690	$811,709

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the Three Months Ended March 31, 2024 and 2023
(U.S. Dollars in thousands)

	Three Months Ended
	March 31, 2024	March 31, 2023
Cash flows from operating activities:
Net (loss)/income	$(64)	$3,202
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	11,480	11,191
Noncash operating lease expense	3,948	6,326
Amortization of deferred drydocking costs	3,572	3,541
Loss on vessels held for sale	3,216	—
Stock-based compensation expense	1,792	1,855
Amortization of debt discount and debt issuance costs	756	518
Gain on sale of vessels	—	(3,318)
Unrealized (gain)/loss on derivative instruments, net	(719)	236
Drydocking expenditures	(2,646)	(3,661)
Changes in operating assets and liabilities:
Accounts receivable	(4,704)	2,416
Prepaid expenses	(2,619)	(1,976)
Inventories	5,320	5,168
Collateral on derivatives	1,250	(2,573)
Fair value of derivatives, other current and noncurrent assets	62	(133)
Accounts payable	917	(833)
Accrued interest	(1,656)	(1,335)
Other accrued liabilities	(4,853)	(4,728)
Operating lease liabilities current and noncurrent	(4,234)	(7,306)
Unearned charter hire revenue	(1,071)	(1,179)
Net cash provided by operating activities	9,747	7,411
Cash flows from investing activities:
Purchase of vessels and vessel improvements	(478)	(20,881)
Advances for vessel purchases	—	(6,020)
Purchase of BWTS	(671)	(210)
Net proceeds from sale of vessels	—	8,380
Proceeds from hull and machinery insurance claims	—	174
Purchase of other fixed assets	(106)	(26)
Net cash used in investing activities	(1,255)	(18,583)
Cash flows from financing activities:
Repayment of Term Facility – Global Ultraco Debt Facility	(12,450)	(12,450)
Dividends paid	(6,763)	(8,626)
Cash paid for taxes related to net share settlement of equity awards	(1,242)	(1,651)
Net cash used in financing activities	(20,455)	(22,727)
Net decrease in cash, cash equivalents and restricted cash	(11,963)	(33,899)
Cash, cash equivalents and restricted cash at beginning of period	121,190	189,754
Cash, cash equivalents and restricted cash at end of period	$109,227	$155,855

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

EAGLE BULK SHIPPING INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and General Information

The accompanying condensed consolidated financial statements include the accounts of Eagle Bulk Shipping Inc. and its wholly-owned subsidiaries (collectively, the “Company,” “we,” “our” or similar terms). All dollar amounts are stated in U.S. dollars and are presented in thousands, on a rounded basis, using actual amounts, except for per share amounts and unless otherwise noted. Minor differences in totals or percentages may exist due to rounding.

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). However, they do not include all of the information and notes normally included in consolidated financial statements prepared in conformity with U.S. GAAP.

The accompanying condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented.

The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include fair values of long-lived assets (primarily vessels and operating lease right-of-use assets), impairment of long-lived assets (primarily vessels and operating lease right-of-use assets), stock-based compensation and financial instruments (primarily derivative instruments and Convertible Bond Debt (as defined herein)), residual values of vessels, useful lives of vessels and estimated losses on accounts receivable. Actual results could differ from those estimates.

Our Business

The Company is engaged in the business of ocean transportation of drybulk cargoes worldwide through the ownership, charter and operation of drybulk carrier vessels.

The Company’s fleet, which is comprised of Supramax and Ultramax drybulk carriers is engaged in the Company’s single set of business activities. Each of the Company’s vessels serve the same type of customer, have similar operation and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one operating segment and one reportable segment. As the Company’s vessels transport cargoes on behalf of customers across the globe, between countries and through international waters via many different trade routes, the disclosure of geographic information is impracticable.

As of March 31, 2024, the Company owned and operated a modern fleet of 52 ocean-going vessels (two of which, the Crested Eagle and Stellar Eagle, are classified as held for sale), including 22 Supramax and 30 Ultramax vessels with a combined carrying capacity of 3.16 million deadweight tons (“dwt”) and an average age of approximately 10.9 years.

In addition to its owned fleet, the Company charters-in third-party vessels on both a short-term and long-term basis. As of March 31, 2024, the Company had three Ultramax vessels on a long-term charter-in basis, with remaining lease terms ranging from less than one year to thirteen months.

For each of the three months ended March 31, 2024 and 2023, the Company had no charterers which individually accounted for more than 10% of the Company’s gross charter revenue.

Merger

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2023, by and among the Company, Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (“Star Bulk”), and Star Infinity Corp., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of Star Bulk (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Star Bulk. The Merger became effective on April 9, 2024 (the “Effective Time”). Refer to Note 13. Subsequent Events for additional information regarding the Merger.

Note 2. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 establishes (1) a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and (2) certain elective hedge accounting expedients. In June 2023, the Company modified certain interest rate swap agreements to coincide with the Global Ultraco Refinancing (as defined below). The Company utilized certain expedients under ASU 2020-04 to conclude that the modifications should be accounted for as continuations of the existing swap agreements, which had no impact on our condensed consolidated financial statements. See Note 4. Debt and Note 5.  Derivative Instruments for additional information.

Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands income tax disclosure requirements, primarily through enhanced disclosures about rate reconciliations, income taxes paid and certain other income tax-related disclosures, while also removing certain income tax-related disclosures deemed to no longer be cost beneficial or relevant. ASU 2023-09 is effective for annual periods beginning after December 15, 2025 and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on our condensed consolidated financial statements.

Note 3. Vessels and Vessel Improvements

As of March 31, 2024, the Company’s owned fleet consisted of 52 drybulk vessels, two of which (Crested Eagle and Stellar Eagle), are classified as held for sale.

In January 2024, the Company signed a memorandum of agreement to sell the vessel Stellar Eagle (a 2009-built Supramax) for total consideration of $14.7 million. The Company recorded an impairment loss of $1.6 million in the Condensed Consolidated Statement of Operations for the three months ended March 31, 2024 in connection with the classification of this vessel as held for sale. The Stellar Eagle is expected to be delivered to the buyer in the second quarter of 2024.

In February 2024, the Company signed a memorandum of agreement to sell the vessel Crested Eagle (a 2009-built Supramax) for total consideration of $14.4 million. The Company recorded an impairment loss of $1.6 million in the Condensed Consolidated Statement of Operations for the three months ended March 31, 2024 in connection with the classification of this vessel as held for sale. The Crested Eagle was delivered to the buyer in the second quarter of 2024.

Activity in Vessels and vessel improvements for the three months ended March 31, 2024 is as follows:

March 31, 2024
Beginning balance	$904,298
Purchase of vessels and vessel improvements	363
Purchase of BWTS	522
Vessels held for sale	(29,093)
Vessel impairment	(3,216)
Depreciation expense	(11,397)
Ending balance	$861,477

Note 4. Debt

Long-term debt consists of the following:

	March 31, 2024			December 31, 2023
	Principal Amount Outstanding	Debt Discounts and Debt Issuance Costs	Carrying Value	Principal Amount Outstanding	Debt Discounts and Debt Issuance Costs	Carrying Value
Convertible Bond Debt	$69,369	$(132)	$69,237	$104,119	$(229)	$103,890
Global Ultraco Debt Facility – Term Facility	250,500	(4,849)	245,651	262,950	(5,305)	257,645
Global Ultraco Debt Facility – Revolving Facility	125,000	(2,530)	122,470	125,000	(2,732)	122,268
Total debt	444,869	(7,511)	437,358	492,069	(8,266)	483,803
Less: Current portion – Convertible Bond Debt	(69,369)	132	(69,237)	(104,119)	229	(103,890)
Less: Current portion – Global Ultraco Debt Facility	(49,800)	—	(49,800)	(49,800)	—	(49,800)
Total long-term debt	$325,700	$(7,379)	$318,321	$338,150	$(8,037)	$330,113

Global Ultraco Debt Facility

On May 11, 2023, Eagle Bulk Ultraco LLC (“Eagle Ultraco”), a wholly-owned subsidiary of the Company, along with certain of its wholly-owned, vessel-owning subsidiaries as guarantors, amended and restated its Credit Agreement originally dated October 1, 2021 (the “Original Global Ultraco Debt Facility”) pursuant to an Amended and Restated Credit Agreement dated as of May 11, 2023 (the “Global Ultraco Refinancing” and, as amended, the “Global Ultraco Debt Facility”) with the lenders party thereto and Crédit Agricole Corporate and Investment Bank (“Credit Agricole”) as security trustee, structurer, sustainability coordinator and facility agent (collectively, the “Lenders”). The Company paid fees of $3.5 million to the Lenders in connection with the Global Ultraco Refinancing.

The Global Ultraco Refinancing provided for additional loan capacity of up to $175.0 million, thereby increasing the aggregate principal amount of senior secured credit facilities under the Global Ultraco Debt Facility to $485.3 million (from $310.3 million under the Original Global Ultraco Debt Facility). Additional amounts provided under the Global Ultraco Refinancing included (i) an additional term loan of up to $75.0 million, thereby increasing the aggregate principal amount of term loans under the Global Ultraco Debt Facility to $300.3 million (the “Term Facility”) and (ii) an additional revolving credit facility in an aggregate principal amount of $100.0 million, thereby increasing the aggregate principal amount of revolving credit facilities available under the Global Ultraco Debt Facility to $185.0 million which shall be reduced beginning on September 15, 2023 and every three months thereafter, by twenty-one consecutive reductions of $5.445 million (the “Revolving Facility”). Proceeds from the Global Ultraco Refinancing are to be used for general corporate and working capital purposes, including, but not limited to vessel purchases, capital improvements, stock buybacks or equity repurchases, retirement of debt and other strategic initiatives.

As of March 31, 2024 and December 31, 2023, the undrawn portion of the Revolving Facility was $43.7 million and $49.1 million, respectively.

In August 2023, the Company entered into three interest rate swaps for a total notional amount of $75.0 million to fully hedge the SOFR-based floating interest rate exposure on amounts borrowed under the Term Facility. See Note 5. Derivative Instruments, for additional details.

Pursuant to the Global Ultraco Debt Facility, the Term Facility and the Revolving Facility mature and are repayable in full on September 28, 2028 (the “Loan Maturity Date”). The Term Facility will be repaid in twenty-two quarterly installments of $12.45 million beginning on June 15, 2023, with a final balloon payment due on the Loan Maturity Date. Outstanding borrowings under the Global Ultraco Debt Facility bear interest at a rate equal to the sum of (i) Term SOFR (as defined in the Global Ultraco Debt Facility) for the relevant interest period, (ii) a credit spread adjustment of 26.161% basis points per annum to achieve parity between the SOFR-based benchmark rate on the Global Ultraco Debt Facility and the LIBOR-based benchmark rate on the Original Global Ultraco Debt Facility and (iii) the applicable margin, which ranges between 2.05% and 2.75% based on the consolidated net leverage ratio of the Company and certain sustainability-linked criteria.

As of April 15, 2024, all amounts outstanding under the Term Facility and Revolving Facility were repaid in full, including accrued interest and fees and all commitments available under the Revolving Facility were cancelled. Refer to Note 13. Subsequent Events for additional information regarding the repayment of amounts outstanding under the Global Ultraco Debt Facility.

The Global Ultraco Debt Facility is secured by, among other items, a first priority mortgage on 52 of the Company’s owned vessels, as identified in the Global Ultraco Debt Facility, and such other vessels that the Company may, from time to time, include with the approval of the Lenders (collectively, the “Eagle Vessels”). The Global Ultraco Debt Facility contains standard affirmative and negative covenants as well as certain financial covenants. The financial covenants require the Company, on a consolidated basis, to maintain at all times (a) (i) cash and cash equivalents or (ii) undrawn Revolving Facility commitments up to seven months prior to the Loan Maturity Date not less than the greater of (i) $0.6 million per vessel owned directly or indirectly by the Company and its subsidiaries or (ii) 7.5% of consolidated total debt; (b) a debt to capitalization ratio of not greater than 0.60:1.00; and (c) positive working capital (excluding the current portions of operating lease liabilities and long-term debt). Additionally, the Company has to ensure that the aggregate fair market value of the Eagle Vessels is not less than 140% of the aggregate principal amounts outstanding under the Global Ultraco Debt Facility. As of March 31, 2024, the Company was in compliance with all applicable financial covenants under the Global Ultraco Debt Facility.

Prior to the Global Ultraco Refinancing, on October 1, 2021, Eagle Ultraco, along with certain of its vessel-owning subsidiaries as guarantors, entered into the Original Global Ultraco Debt Facility with the lenders party thereto. The Original Global Ultraco Debt Facility provided for an aggregate principal amount of $400.0 million, which consisted of (i) a term loan facility in an aggregate principal amount of $300.0 million and (ii) a revolving credit facility in an aggregate principal amount of $100.0 million.

The Original Global Ultraco Debt Facility had a maturity date of October 1, 2026. Outstanding borrowings bore interest at a rate of LIBOR plus 2.10% to 2.80% per annum, depending on certain metrics such as the Company’s financial leverage ratio and meeting sustainability linked criteria. Repayments of $12.45 million were due quarterly and began on December 15, 2021, with a final balloon payment of all outstanding principal and accrued interest due upon maturity. As a result of the sale of the vessels Newport Eagle, Montauk Eagle and Sankaty Eagle, the aggregate principal amount available under the revolving credit facility was reduced from $100.0 million to $85.0 million.

The Original Global Ultraco Debt Facility was secured by 49 of the Company’s vessels. The Original Global Ultraco Debt Facility contained certain standard affirmative and negative covenants along with financial covenants. Through the date of the Global Ultraco Refinancing, the Company was in compliance with all applicable covenants under the Original Global Ultraco Debt Facility.

The Global Ultraco Refinancing was accounted for as a modification under Accounting Standards Codification (“ASC”) 470, Debt. As such, a new effective interest rate was determined based on the carrying value of the term facility just prior to the Global Ultraco Refinancing, including unamortized discount and debt issuance costs, as well as fees paid to the Lenders attributable to the Term Facility in connection with the Global Ultraco Refinancing. In addition, an amount of previously unamortized debt issuance costs and fees paid to lenders attributable to the revolving credit facility under the Original Global Ultraco Debt Facility as well as fees paid to the Lenders and third party costs attributable to the Revolving Facility in connection with the Global Ultraco Refinancing shall be deferred and amortized over the term of the Revolving Facility in a manner consistent with the Revolving Facility’s contractual reduction in capacity.

Prior to the Global Ultraco Refinancing, in October 2021, the Company entered into four interest rate swaps for the notional amount of $300.0 million of the term facility under the Original Global Ultraco Debt Facility to hedge the Original Global Ultraco Debt Facility’s LIBOR-based floating interest rate. In June 2023, the Company modified its then outstanding interest rate swap agreements to replace the underlying benchmark interest rate from LIBOR to SOFR with all other material terms remaining unchanged. See Note 5. Derivative Instruments, for additional details.

Convertible Bond Debt

On July 29, 2019, the Company issued $114.1 million in aggregate principal amount of 5.0% Convertible Senior Notes due 2024 (the “Convertible Bond Debt”). After deducting debt discount of $1.6 million, the Company received net proceeds of approximately $112.5 million. Additionally, the Company incurred $1.0 million of debt issuance costs relating to this transaction. The Company used the proceeds to partially finance the purchase of six Ultramax vessels and for general corporate purposes, including working capital.

The Convertible Bond Debt bears interest at a rate of 5.0% per annum on the outstanding principal amount thereof, payable semi-annually in arrears on February 1 and August 1 of each year, which commenced on February 1, 2020. The Convertible Bond Debt may bear additional interest upon certain events, as set forth in the Indenture, dated as of July 29, 2019, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) governing the Convertible Bond Debt (the “Base Indenture”).

The Convertible Bond Debt will mature on August 1, 2024 (the “Maturity Date”), unless earlier repurchased, redeemed or converted pursuant to its terms. From time to time, the Company may, subject to market conditions and other factors and to the extent permitted by law, opportunistically repurchase the Convertible Bond Debt in the open market or through privately negotiated transactions. The Company may not otherwise redeem the Convertible Bond Debt prior to the Maturity Date.

Each holder has the right to convert any portion of the Convertible Bond Debt, provided such portion is of $1,000 or a multiple thereof, at any time prior to the close of business on the business day immediately preceding the Maturity Date. As of March 31, 2024, the conversion rate of the Convertible Bond Debt after adjusting for a 1-for-7 reverse stock split effected on September 15, 2020 (the “Reverse Stock Split”) and the Company’s cash dividends declared through March 31, 2024 was 31.9218 shares of Common Stock per $1,000 principal amount of Convertible Bond Debt, which is equivalent to a conversion price of approximately $31.33 per share of Common Stock (subject to further adjustment for any future dividends).

On February 5, 2024, OCM Opps EB Holdings, Ltd. provided the Company with a Notice of Conversion pursuant to the Indenture with respect to $34.75 million in aggregate principal amount of Convertible Bond Debt. The Company elected to settle this obligation by issuing 1,098,819 shares of Common Stock on February 7, 2024, which represented 9.96% of outstanding Common Stock following such issuance.

Upon conversion of the remaining bonds, the Company will pay or deliver, as the case may be, either cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company’s election, to the holder (subject to shareholder approval requirements in accordance with the Indenture).

If the Company undergoes a fundamental change, as set forth in the Indenture, each holder may require the Company to repurchase all or part of their Convertible Bond Debt for cash in principal amounts of $1,000 or a multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Convertible Bond Debt to be repurchased, plus accrued and unpaid interest. If, however, the holders instead elect to convert their Convertible Bond Debt in connection with the fundamental change, the Company will be required to increase the conversion rate of the Convertible Bond Debt at a rate determined by a combination of the date the fundamental change occurs and the stock price of the Company’s common stock on such date.

The Convertible Bond Debt is a general, unsecured senior obligation of the Company. It ranks: (i) senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Convertible Bond Debt; (ii) equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities of current or future subsidiaries of the Company.

The Base Indenture also provides for customary events of default. Generally, if an event of default occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the Convertible Bond Debt then outstanding may declare 100% of the principal of and accrued and unpaid interest, if any, on all the Convertible Bond Debt then outstanding to be due and payable.

In connection with the consummation of the Merger, the Company, Star Bulk and the Trustee entered into a First Supplemental Indenture, dated as of April 9, 2024 (the “Supplemental Indenture”), which amends and supplements the Base Indenture (as amended by the Supplemental Indenture, the “Indenture”), governing the Convertible Bond Debt. Refer to Note 13. Subsequent Events for additional information regarding the Supplemental Indenture.

On April 30, 2024, the Company issued a Notice of Physical Settlement to all holders of the Convertible Bond Debt.  Refer to Note 13. Subsequent Events for additional information.

Share Lending Agreement

In connection with the issuance of the Convertible Bond Debt, certain persons entered into an arrangement (the “Share Lending Agreement”) to borrow up to 511,840 shares of the Company’s common stock through share lending arrangements from Jefferies LLC (“JCS”), an initial purchaser of the Convertible Bond Debt. In connection with the foregoing, the Company entered into an agreement with an affiliate of JCS to lend up to 511,840 newly issued shares of the Company’s common stock. The number of shares loaned under the Share Lending Agreement have been adjusted for the Reverse Stock Split. As of March 31, 2024, the fair value of the 511,840 outstanding loaned shares was $32.0 million based on the closing price of the common stock on March 31, 2024. In connection with the Share Lending Agreement, JCS paid $0.03 million representing a nominal fee per borrowed share, equal to the par value of the Company’s common stock.

While the Share Lending Agreement does not require cash payment upon return of the shares, physical settlement is required (i.e., the loaned shares must be returned at the end of the arrangement). In view of this share return provision and other contractual undertakings of JCS in the Share Lending Agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the loaned shares are not considered issued and outstanding for the purpose of computing and reporting the Company’s basic and diluted weighted average shares or net income per share. If JCS were to file bankruptcy or commence similar administrative, liquidating or restructuring proceedings, the Company will have to consider 511,840 shares lent to JCS as issued and outstanding for the purposes of calculating net income per share.

Following the closing of the Merger, the shares lent to JCS were exchanged for 1,341,584 shares of Star Bulk common stock.

Interest Expense

A summary of interest expense for the three months ended March 31, 2024 and 2023 is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Convertible Bond Debt	$1,012	$1,301
Global Ultraco Debt Facility – Term Facility (1)	2,877	1,793
Global Ultraco Debt Facility – Revolving Facility	2,522	—
Commitment fees on Revolving Facility	117	245
Amortization of debt discount and debt issuance costs	756	518
Total interest expense	$7,283	$3,857

(1)	Interest expense on the Term Facility under the Global Ultraco Debt Facility includes a reduction of $2.4 million and $2.3 million of interest from interest rate derivatives designated as hedging instruments for the three months ended March 31, 2024 and 2023, respectively. See Note 5. Derivative Instruments, for additional information.

The following table presents the weighted average effective interest rate on the Company’s debt obligations, including the amortization of debt discounts and debt issuance costs and costs associated with commitment fees on revolving facilities for the three months ended March 31, 2024 and 2023, but excludes the impact on interest from interest rate derivatives designated as hedging instruments. In addition, the following table presents the range of contractual interest rates on the Company’s debt obligations, excluding the impact of costs associated with commitment fees on revolving facilities for the three months ended March 31, 2024 and 2023.

	Three Months Ended
	March 31, 2024	March 31, 2023
Weighted average effective interest rate	8.35%	7.31%
Range of interest rates	5.00% to 7.99%	5.00% to 6.97%

The following table presents the weighted average effective interest rate on the Company’s debt obligations, including the impact on interest from interest rate derivatives designated as hedging instruments as well as amortization of debt discounts and debt issuance costs and costs associated with commitment fees on revolving facilities for the three months ended March 31, 2024 and 2023.

	Three Months Ended
	March 31, 2024	March 31, 2023
Weighted average effective interest rate, including hedging instruments	6.29%	4.61%

Scheduled Debt Maturities

The following table presents the scheduled maturities of principal amounts of our debt obligations as of March 31, 2024:

	Convertible Bond Debt(1)	Global Ultraco Debt Facility – Revolving Facility(2)	Global Ultraco Debt Facility – Term Facility	Total
Nine months ending December 31, 2024	$69,369	$—	$37,350	$106,719
2025	—	—	49,800	49,800
2026	—	16,230	49,800	66,030
2027	—	21,780	49,800	71,580
2028	—	86,990	63,750	150,740
2029	—	—	—	—
	$69,369	$125,000	$250,500	$444,869

(1)	This amount represents the aggregate principal amount of the Convertible Bond Debt outstanding that would be payable in cash upon maturity if no holder of the Convertible Bond Debt elects conversion pursuant to the Indenture.
(2)	Represents amounts payable based on the amount outstanding under the Revolving Facility as of March 31, 2024 and the timing of contractual reductions in capacity of the Revolving Facility. The amount and timing of actual repayments may change as a result of additional future borrowings or repayments under the Revolving Facility.

Note 5. Derivative Instruments

The Company uses interest rate swaps to manage its exposure to interest rate risk on its debt. Generally, the Company enters into interest rate swaps with the objective of effectively converting debt from a floating-rate to a fixed-rate obligation. As of March 31, 2024, the Company’s outstanding interest rate swaps were designated as hedging instruments and qualified as cash flow hedges.

For derivative instruments that are designated and qualify as hedging instruments, the gain or loss on the derivative instrument is reported as a component of Other comprehensive income/(loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same line item in the Condensed Consolidated Statements of Operations as the earnings effect of the hedged item.

The Company uses forward freight agreements (“FFAs”), bunker swaps and EU Emission Allowance (“EUA”) futures to manage its exposure to changes in charter hire rates, market bunker prices and market EUA prices, respectively. Generally, the Company enters into FFAs with the objective of effectively fixing charter hire rates for future charter transactions, bunker swaps with the objective of effectively fixing forecasted bunker transactions and EUA futures with the objective of fixing forecasted EUA obligations under the EU Emissions Trading System. The Company utilizes these derivative instruments to economically hedge these risks and does not designate them as hedging instruments.

For derivative instruments that are not designated as hedging instruments, changes in the fair value of the instruments and the gain or loss ultimately realized upon settlement of the derivative are reported in Realized and unrealized (gain)/loss on derivative instruments, net in the Condensed Consolidated Statements of Operations.

As of March 31, 2024, the Company has International Swaps and Derivatives Association agreements with five financial institutions which contain netting provisions. In addition to a master agreement with the Company supported by a primary parent guarantee on either side, the Company also has associated credit support agreements in place with the one counterparty which, among other things, provide the circumstances under which either party is required to post eligible collateral when the market value of transactions covered by these agreements exceeds specified thresholds.

Interest rate swaps

In June 2023, the Company modified its then outstanding interest rate swap agreements to replace the underlying benchmark interest rate from LIBOR to SOFR with all other material terms remaining unchanged. As discussed in Note 2. Recent Accounting Pronouncements, the Company utilized certain expedients under ASU 2020-04 to account for these modifications as continuations of existing agreements which had no impact on our condensed consolidated financial statements.

As of March 31, 2024, the Company had the following outstanding interest rate swaps that were designated and qualified as cash flow hedges.

Range of Fixed Rates	Weighted Average Fixed Rate	Notional Amount Outstanding
0.62% to 4.47%	1.74%	$262,950

The effect of these derivative instruments on the Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023 is as follows:

	Fair Value of Derivative Assets/(Liabilities)
	Balance Sheet Location	March 31, 2024	December 31, 2023
Derivatives designated as hedging instruments
Interest rate contracts – interest rate swaps
	Fair value of derivative assets – current	$6,880	$6,824
	Fair value of derivative assets – noncurrent	2,760	3,136
		$9,640	$9,960

	Fair value of derivative liabilities – noncurrent	$(629)	$(1,505)
		$(629)	$(1,505)

The effect of these instruments on the Condensed Consolidated Statements of Operations and the Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2024 and 2023 is as follows:

	Gain/(Loss) Recognized in Other Comprehensive Income/(Loss)			Gain/(Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings
	Three Months Ended			Three Months Ended
Derivatives in Cash Flow Hedging Relationships	March 31, 2024	March 31, 2023	Location of Gain/(Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings	March 31, 2024	March 31, 2023
Interest rate contracts
Interest rate swaps	$2,949	$(598)	Interest expense	$2,388	$2,261

Further information on the effect of these instruments on the Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2024 and 2023 is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Accumulated other comprehensive income, beginning balance	$8,451	$16,549
Gain/(loss) recognized in Other Comprehensive Income/(Loss)	2,949	(598)
Gain reclassified from Other Comprehensive Income/(Loss) into earnings	(2,388)	(2,261)
Accumulated other comprehensive income, ending balance	$9,012	$13,690

Of the amount recorded in Accumulated other comprehensive income as of March 31, 2024, $7.0 million was expected to be reclassified into earnings within the next twelve months.

On April 8, 2024, the Company terminated all of its then outstanding interest rate swap agreements and subsequently received $9.6 million.

Forward freight agreements, bunker swaps and EU emission allowance futures

As of March 31, 2024, $0.9 million, $0.1 million and less than $0.1 million of collateral was pledged related to outstanding FFAs, EUA futures and bunker swaps, respectively.

As of March 31, 2024, the Company had an outstanding bunker swap agreement to purchase 700 metric tons of low sulphur fuel oil for $545 per metric ton with the contract expiring in June 2024.

As of March 31, 2024, the Company had outstanding EUA futures to purchase 8,000 allowances with prices ranging from $60 thousand to $87 thousand per thousand allowances that will settle in December 2024.

A summary of outstanding FFAs as of March 31, 2024 is as follows:

FFA Period	Average FFA Contract Price(1)	Number of Days Hedged
Quarter ending June 30, 2024 – Sell Positions	$15,590	225
Quarter ending September 30, 2024 – Sell Positions	$14,270	75
Quarter ending December 31, 2024 – Sell Positions	$14,290	75

(1)	Presented in whole dollars.

The effect of these derivative instruments on the Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023 is as follows:

	Fair Value of Derivative Assets/(Liabilities)
	Balance Sheet Location	March 31, 2024	December 31, 2023
Derivatives not designated as hedging instruments
Commodity contracts – FFAs
	Fair value of derivative assets – current	$304	$—
		$304	$—

	Fair value of derivative liabilities – current	$—	$(464)
		$—	$(464)

Commodity contracts – Bunker swaps
	Fair value of derivative assets – current	$21	$—
		$21	$—

	Fair value of derivative liabilities – current	$—	$(14)
		$—	$(14)

Commodity contracts – EUA futures
	Fair value of derivative liabilities – current	$(63)	$(1)
		$(63)	$(1)

The effect of these instruments on the Condensed Consolidated Statements of Operations, which is presented in Realized and unrealized (gain)/loss on derivative instruments, net for the three months ended March 31, 2024 and 2023 is as follows:

	(Gain)/Loss Recognized in Earnings
	Three Months Ended
Derivatives not designated as hedging instruments	March 31, 2024	March 31, 2023
Commodity contracts
FFAs – realized (gain)/loss	$(247)	$142
Bunker swaps – realized loss/(gain)	11	(9)
EUA futures – realized loss	—	—
	(236)	133
FFAs – unrealized (gain)/loss	(746)	233
Bunker swaps – unrealized (gain)/loss	(35)	3
EUA futures – unrealized loss	62	—
	(719)	236
Realized and unrealized (gain)/loss on derivative instruments, net	$(955)	$369

Note 6. Stockholders’ Equity

Shareholder Rights Agreement

On June 22, 2023, the Company entered into a Rights Agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., a national banking corporation, as rights agent. In connection therewith, the Company’s Board of Directors (the “Board”) declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of the Company’s Common Stock, $0.01 par value. The dividend was payable on July 3, 2023 to shareholders of record as of the close of business on such date (the “Right Record Date”). In addition, one Right automatically attached to each share of Common Stock issued between the Right Record Date and the date when the Rights become exercisable. The Rights were to expire at the earlier of (i) 5:00 P.M., New York City time, on the third anniversary of the date of the declaration of the dividend of Rights and (ii) 5:00 P.M., New York City time, on the first anniversary of the date of the declaration of the dividend of Rights if Shareholder Approval (as defined in the Rights Agreement) had not been received prior to such time, unless such date was advanced or extended or unless the Rights were earlier redeemed or exchanged by the Board.

Each Right allowed its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.01 par value (“Preferred Shares”), for $180.00, subject to adjustment under certain conditions, once the Rights become exercisable.

Each one one-thousandth of a Preferred Share, if issued:

●	would not be redeemable;

●	would entitle the holder to quarterly dividend payments equal to the dividend paid on one share of Common Stock;

●	would entitle the holder upon liquidation to receive either $1.00 or an amount equal to the payment made on one share of Common Stock;

●	would have one vote and vote together with the Common Stock, except as required by law; and

●	if shares of Common Stock were exchanged via merger, consolidation or a similar transaction, would entitle the holder to a payment equal to the payment made on one share of Common Stock.

The Rights would not be exercisable until:

●	10 business days after the public announcement that a person or group became an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the outstanding Common Stock, or, if earlier;

●
10 business days (or a later date determined by the Board before any person or group became an Acquiring Person) after a person or group Commences (as defined in the Rights Agreement) a tender or exchange offer which, if completed, were to have resulted in that person or group becoming an Acquiring Person.

On December 10, 2023, the Board approved an amendment (the “Rights Agreement Amendment”) to the Rights Agreement. The Rights Agreement Amendment prevents the approval, execution, delivery or performance of the Merger Agreement, the Voting Agreements (as defined in the Merger Agreement), or the consummation of the Merger, from, among other things (i) resulting in Star Bulk being an Acquiring Person (as defined in the Rights Agreement) or (ii) resulting in the occurrence of a Distribution Date (as defined in the Rights Agreement) or a Shares Acquisition Date (as defined in the Rights Agreement). The Rights Agreement Amendment also exempts the transactions contemplated by the Merger Agreement and the Voting Agreements (as defined in the Merger Agreement) from the provisions of the Right Agreement relating to a Qualifying Offer (as defined in the Rights Agreement). The Rights Agreement Amendment further provides that the Rights (as defined in the Rights Agreement) will expire in their entirety immediately prior to the effective time of the Merger without any payment being made in respect thereof.

In connection with the consummation of the Merger on April 9, 2024, immediately prior to the Effective Time, the Rights expired in their entirety without any payment being made in respect thereof.

Common Stock Repurchase Program

On October 4, 2021, the Company announced a share repurchase program under which the Company may purchase up to $50.0 million of the Company’s Common Stock. The timing, volume and nature of transactions under this program will be at the Board’s discretion and may be made through open market transactions or privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. This program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. As of March 31, 2024, no shares have been repurchased under this program.

Following the completion of the Merger, the Company’s share repurchase program was terminated.

Dividends

On March 1, 2024, the Board declared a cash dividend of $0.60 per share to be paid on March 21, 2024 to shareholders of record at the close of business on March 13, 2024.

During the three months ended March 31, 2024, the Company paid $6.8 million in dividends.

Note 7. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, cash equivalents and restricted cash—Carrying values reported in the Condensed Consolidated Balance Sheets approximate fair value due to their highly liquid and short-term nature.

Collateral on derivatives—Carrying values reported in the Condensed Consolidated Balance Sheets approximate fair value due to their short-term nature.

Derivative assets and liabilities—The fair values of derivative assets and liabilities, which include interest rate swaps, FFAs and bunker swaps, are estimated using observable inputs for similar instruments as of the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact.

Long-term Debt—The fair value of Convertible Bond Debt, which is traded in the over-the-counter market, is estimated based on quoted prices in markets that are not active on identical instruments. The carrying amount of the Term Facility under the Global Ultraco Debt Facility approximates its fair value, due to its variable interest rates.

The carrying values of other financial assets and liabilities (primarily accounts receivable, accounts payable and other accrued expenses) approximate their fair value due to their relative short-term nature.

The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active or other observable inputs.

●	Level 3 – Inputs that are unobservable.

		Fair Value
March 31, 2024	Carrying Value	Level 1	Level 2
Assets
Cash, cash equivalents and restricted cash	$109,227	$109,227	$—
Collateral on derivatives	969	969	—
Fair value of derivative assets – current	7,205	—	7,205
Fair value of derivative assets – noncurrent	2,760	—	2,760
Liabilities
Global Ultraco Debt Facility – Term Facility (1)	250,500	—	250,500
Global Ultraco Debt Facility – Revolving Facility (1)	125,000	—	125,000
Convertible Bond Debt (1)(2)	69,369	—	137,767
Fair value of derivative liabilities – current	63	—	63

		Fair Value
December 31, 2023	Carrying Value	Level 1	Level 2
Assets
Cash, cash equivalents and restricted cash	$121,190	$121,190	$—
Collateral on derivatives	2,219	2,219	—
Fair value of derivative assets – current	6,824	—	6,824
Fair value of derivative assets – noncurrent	3,136	—	3,136
Liabilities
Global Ultraco Debt Facility – Term Facility (1)	262,950	—	262,950
Global Ultraco Debt Facility – Revolving Facility (1)	125,000		125,000
Convertible Bond Debt (1)(2)	104,119	—	181,542
Fair value of derivative liabilities – current	479	—	479

(1)	Carrying value represents outstanding principal amount and excludes debt discounts and debt issuance costs.
(2)	Fair value is based on pricing data (including observable trade information) sourced from Bloomberg.com.

Note 8. Commitments and Contingencies

Legal Proceedings

The Company is involved in legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles. The Company evaluates these legal matters on a case-by-case basis to make a determination as to the impact, if any, on its business, liquidity, results of operations, financial condition or cash flows.

Certain routine commercial claims have been asserted against the Company that relate to contractual disputes with certain of our charterers. The nature of these disputes involve disagreements over losses claimed by charterers during or as a result of the performance of certain voyage charters, including but not limited to delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

In March 2021, the U.S. government began investigating an allegation that one of the Company’s vessels may have improperly disposed of ballast water that entered the engine room bilges during a repair. The investigation of this alleged violation of environmental laws is ongoing, but at this time we do not believe that this matter will have a material impact on the Company, our financial condition or results of operations. We have posted a surety bond as security for any potential fines, penalties or associated costs that may be incurred, and the Company is cooperating fully with the U.S. government in its investigation of this matter.

We have not been involved in any legal proceedings, other than as disclosed above, which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened, other than as described above, which we believe may have a significant effect on our business, financial position and results of operations or liquidity. However, these proceedings, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

In accordance with U.S. GAAP, the Company accrues for contingent liabilities when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings each quarter to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. The Company reversed $0.8 million in costs associated with contingent liabilities for the three months ended March 31, 2024 and incurred $0.3 million in costs associated with contingent liabilities for the three months ended March 31, 2023, respectively. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

Note 9. Leases

The Company has two primary types of contracts that are accounted for as leases: time charter agreements and office lease agreements.

Time charter-out contracts

Time charter-out contracts are accounted for as operating leases. The Company records revenue generated from time charter-out contracts on a straight-line basis over the term of the related time charter agreement as Revenues, net in the Condensed Consolidated Statements of Operations. See Note 10. Revenue, for additional information.

A summary of lease payments expected to be received on fixed time charter-out contracts, net of commission, assuming no off-hire days, other than those related to scheduled interim or special surveys of the related vessel and excluding any voyage expenses associated with such contracts, as of March 31, 2024 is as follows:

Year:	Time Charter-Out Contracts
Remainder of 2024	$19,579
2025	—
2026	—
2027	—
2028	—
Thereafter	—
$19,579

Time charter-in contracts

Time charter-in contracts are accounted for as operating leases. The Company records operating lease cost for time charter-in contracts as Charter hire expenses in the Condensed Consolidated Statements of Operations on a straight-line basis over the lease term. Due to the volatility of freight rates, the Company generally concludes that it is not reasonably certain to exercise any options to extend the lease term at lease commencement.

A summary of time-charter-in contracts with lease terms greater than twelve months outstanding as of March 31, 2024 is as follows:

Vessel	Description	Dwt (in thousands)	Hire Rate	End of Minimum Period	Available Options (1)
Tai Stamina	2021-built Ultramax	64.5	$6,300 plus 58% of the BSI	July 2024	10 to 12 months at $7,500 plus 58% of the BSI
Tai Star (1)	2016-built Ultramax	62.5	$17,500 / $16,888	April 2025	11 to 13 months at $18,888
Tai Stride (2)	2022-built Ultramax	64.5	$8,500 plus 58.0% of the BSI	March 2025	11 to 13 months at $9,500 plus 58.0% of the BSI

(1)	On March 23, 2024, the Company amended the time charter agreement for the Tai Star, which set the hire rate for an initial period of 12 to 14 months beginning April 17, 2024 at $16,888 per day with an option to extend for a period of 11 to 13 months at $18,888 per day.
(2)	On March 1, 2024, the Company amended the time charter agreement for the Tai Stride, which set the hire rate for an initial period of 12 to 14 months beginning March 18, 2024 at $8,500 plus 58% of the BSI per day with an option to extend for a period of 11 to 13 months at $9,500 plus 58% of the BSI per day.

Office leases

Office leases are accounted for as operating leases. The Company records operating lease cost for office leases as General and administrative expenses in the Condensed Consolidated Statements of Operations.

A summary of Operating lease right-of-use assets and operating lease liabilities balances, by asset type, and certain additional quantitative information related to the Company’s operating leases as of March 31, 2024 and December 31, 2023 is as follows:

	March 31, 2024	December 31, 2023
Operating lease right-of-use assets
Time charter-in contracts greater than 12 months	$12,361	$4,810
Office leases	2,228	2,372
	$14,589	$7,182
Current portion of operating lease liabilities
Time charter-in contracts greater than 12 months	$12,218	$5,405
Office leases	753	748
	$12,971	$6,153
Noncurrent portion of operating lease liabilities
Time charter-in contracts greater than 12 months	$329	$—
Office leases	2,387	2,576
	$2,716	$2,576
Weighted average remaining lease term (in years)
Time charter-in contracts greater than 12 months	1.0	0.4
Office leases	4.2	4.4
Weighted average discount rate
Time charter-in contracts greater than 12 months	6.0%	6.6%
Office leases	7.3%	7.2%

A summary of the components of the Company’s lease expenses and sub-lease income for the three months ended March 31, 2024 and 2023 is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Operating lease cost
Time charter-in contracts greater than 12 months	$3,753	$6,112
Office leases	183	214
Short-term lease cost
Time charter-in contracts less than 12 months	1,158	6,307
Total lease cost	$5,094	$12,633

Sublease income, gross
Time charter-in contracts greater than 12 months (1)	$1,622	$6,416

(1)	Sublease income on time charter-in contracts is recorded in Revenues, net on the Condensed Consolidated Statements of Operations.

A summary of cash flow information related to the Company’s leases for the three months ended March 31, 2024 and 2023 is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Cash paid for operating leases with lease terms greater than 12 months	$4,399	$7,310

Non-cash activities
Operating lease right-of-use assets obtained in exchange for lease liabilities	$10,938	$9,187

A summary of total lease payments on an undiscounted basis for operating lease liabilities, by asset type, as of March 31, 2024 is as follows:

	Time charter-in contracts greater than 12 months	Office leases	Total Operating leases
Year:
Remainder of 2024	$9,878	$675	$10,553
2025	2,985	909	3,894
2026	—	922	922
2027	—	638	638
2028	—	577	577
Thereafter	—	—	—
	12,863	3,721	16,584
Implied interest	(316)	(581)	(897)
Total operating lease liabilities	$12,547	$3,140	$15,687

Note 10. Revenue

Voyage charters

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party generally has a minimum amount of cargo. The charterer is liable for any short loading of cargo or “dead” freight. The voyage contract generally has standard payment terms of 95% freight paid within three days after completion of loading. The voyage charter party generally has a “demurrage” or “despatch” clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime at the ports visited which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime known as despatch, resulting in a reduction in revenue.

The voyage contracts are considered service contracts which fall under the provisions of ASC 606, Revenue Recognition, because the Company, as the shipowner, retains the control over the operations of the vessel such as directing the routes taken or the vessel speed. The voyage contracts generally have variable consideration in the form of demurrage or despatch. The amount of revenue earned as demurrage, net of despatch incurred, for the three months ended March 31, 2024 was $1.2 million and $1.2 million, respectively. The amount of revenue earned as demurrage, net of despatch incurred, for the three months ended March 31, 2023 was $1.6 million and $1.6 million, respectively.

The following table shows the revenues earned from time charters and voyage charters for the three months ended March 31, 2024 and 2023:

	Three Months Ended
	March 31, 2024	March 31, 2023
Time charters (1)	$57,049	$50,094
Voyage charters	36,866	55,104
	$93,915	$105,198

(1)	See Note 9. Leases, for a description of revenues earned from time charters.

Contract costs

In a voyage charter contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. Costs directly related to a contract that are incurred prior to commencement of loading cargo, primarily bunkers, are recognized as an asset and are expensed on a straight-line basis as the related performance obligation is satisfied. As of March 31, 2024 and December 31, 2023, the Company recorded $0.3 million and $0.4 million, respectively, of contract fulfillment costs in Other current assets in the Condensed Consolidated Balance Sheets.

Note 11. Stock Incentive Plans

On December 15, 2016, the Company’s shareholders approved the Eagle Bulk Shipping Inc. 2016 Equity Compensation Plan (the “2016 Plan”) and the Company registered 764,087 shares of common stock for potential issuance under the 2016 Plan. On June 7, 2019, the Company’s shareholders approved an amendment and restatement of the 2016 Plan, which increased the number of shares reserved under the 2016 Plan by an additional 357,142 shares to a maximum of 1,121,229 shares of common stock. On June 14, 2022, the Company’s shareholders approved a second amendment and restatement of the 2016 Plan, which increased the number of shares reserved under the 2016 Plan by an additional 300,000 shares to a maximum of 1,421,229 shares of common stock. The 2016 Plan permitted the granting of restricted stock, unrestricted stock, restricted stock units (“RSUs”), performance condition awards, incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalents and other equity-based or equity-related awards (collectively, “Awards”).

As a result of the consummation of the Merger, on April 9, 2024, the Company removed from registration all shares of common stock not yet issued under the 2016 Plan.

A summary of restricted stock and RSU activity under the 2016 Plan for the three months ended March 31, 2024 is as follows:

	Number of Restricted Shares and RSUs	Weighted Average Grant Date Fair Value	Aggregate Fair Value (in millions)
Unvested awards as of December 31, 2023	271,939	$50.26
Granted	41,674	$61.31
Vested	(73,854)	$51.43
Forfeited	(82)	$61.00
Unvested awards as of March 31, 2024	$239,677	$51.82	$15.0

The fair value as of the respective vesting dates of restricted stock and RSUs for the three months ended March 31, 2024 was $4.1 million. The majority of restricted stock and RSUs that vested during the three months ended March 31, 2024 were net share settled. For the three months ended March 31, 2024, 23 thousand shares were withheld by the Company and $1.2 million was paid to taxing authorities for employee tax obligations.

As of March 31, 2024 and December 31, 2023, there were no vested or unvested options outstanding under the 2016 Plan.

Stock-based compensation expense for all stock awards, units and options included in General and administrative expenses is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Stock-based compensation expense	$1,792	$1,855

Stock-based compensation expense related to unvested awards yet to be recognized as of March 31, 2024 totaled $6.2 million and is expected to be recognized, on a weighted average basis, over 2.0 years.

Note 12. Supplemental Cash Flow Information

Cash paid for interest for the three months ended March 31, 2024 and 2023 totaled $10.6 million and $6.9 million, respectively.

Cash received from interest rate swap agreements for the three months ended March 31, 2024 and 2023 totaled $2.4 million and $2.3 million, respectively.

A summary of non-cash investing and financing activities for the three months ended March 31, 2024 and 2023 is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
Convertible Bond Debt converted into Common Stock	$34,750	$—
Accruals for dividends payable	144	1,639
Accruals for the purchase of vessels and vessel improvements	83	—
Accruals and accounts payable for the purchase of BWTS	15	420

Note 13. Subsequent Events

Merger

At the Effective Time, each share of the Company’s common stock (excluding shares held by the Company, Star Bulk, Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries) were converted into the right to receive 2.6211 validly issued, fully paid and non-assessable shares of common stock of Star Bulk (the “Exchange Ratio”) (and, if applicable, cash in lieu of fractional shares) (the “Merger Consideration”), less any applicable withholding taxes.

At the Effective Time, each unvested restricted share and performance-based restricted share was cancelled and converted into restricted shares of Star Bulk with respect to a number of shares of Star Bulk common stock equal to the number of shares of the Company’s common stock subject to such restricted shares or performance-based restricted shares immediately prior to the Effective Time multiplied by the Exchange Ratio. At the Effective Time, each unvested RSU and performance-based RSU was cancelled and converted into an RSU of Star Bulk with respect to a number of shares of Star Bulk common stock equal to the number of shares of the Company’s common stock subject to such RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio. The converted awards are subject to the same terms and conditions as were applicable to such awards immediately prior to the Effective Time, except the form of payment upon vesting will be Star Bulk common stock rather than the Company’s common stock and any converted performance-based restricted shares and performance-based RSUs are no longer subject to performance-based vesting conditions and are subject only to time-based vesting conditions.

Derivative Instruments

On April 8, 2024, the Company terminated all of its then outstanding interest rate swap agreements and subsequently received $9.6 million.

Vessels

In April 2024, the Company signed a memorandum of agreement to sell the vessel Crowned Eagle (a 2009-built Supramax) for total consideration of $16.3 million. The Crowned Eagle is expected to be delivered to the buyer in the second quarter of 2024.

Debt—Convertible Bond Debt

In connection with the consummation of the Merger, the Company, Star Bulk and the Trustee entered into the Supplemental Indenture, which amends and supplements the Base Indenture, governing the Convertible Bond Debt. The Supplemental Indenture was entered into to provide for a change in the conversion right of the Convertible Bond Debt resulting from the Merger and a guarantee of the obligations under the Convertible Bond Debt by Star Bulk.

The Supplemental Indenture provides that, among other things, from and after the Effective Time, the right to convert each $1,000 principal amount of Convertible Bond Debt into shares of the Company’s Common Stock will be changed into a right to convert such principal amount of Convertible Bond Debt into the kind and amount of shares of Star Bulk common stock that a holder of a number of shares of the Company’s Common Stock equal to the conversion rate immediately prior to the Effective Time would have been entitled to receive at the Effective Time. Accordingly, from and after the Effective Time, each $1,000 principal amount of Convertible Bond Debt will be convertible at a conversion rate equal to 83.6702 shares of Star Bulk common stock, subject to the terms and conditions of the Indenture.

Pursuant to the Supplemental Indenture, Star Bulk fully and unconditionally guaranteed the Company’s obligations under the Convertible Bond Debt with respect to, among other things, the due and punctual payment of the principal of and interest on the Convertible Bond Debt and the payment or delivery of amounts due in respect of the Company’s conversion obligation.

On April 30, 2024, the Company issued a Notice of Physical Settlement to all holders of Convertible Bond Debt, which confirmed that all conversions of Convertible Bond Debt that occur on or after May 1, 2024 will be settled in shares of Star Bulk common stock in accordance with the Physical Settlement Method (as defined within the Indenture).

Debt—Global Ultraco Debt Facility

On April 10, 2024, Star Bulk entered into a loan agreement with ABN AMRO Bank N.V. (the “ABN AMRO Loan”) for a loan amount of up to $94.1 million. The full amount of the loan was drawn by Star Bulk on April 12, 2024 and was used to repay amounts outstanding under the Term Facility and Revolving Facility. The ABN AMRO Loan is guaranteed by certain of the Company’s ship-owning subsidiaries and is secured by first priority mortgages on the vessels Copenhagen Eagle, Crane, Gibraltar Eagle, Greenwich Eagle, Hong Kong Eagle, Helsinki Eagle, Ibis Bulker, Mystic Eagle, Nighthawk, Puffin Bulker, Stamford Eagle and Westport Eagle.

On April 10, 2024, Star Bulk entered into a loan agreement with DNB Bank ASA (the “DNB Loan”) for a loan amount of up to $100.0 million. The full amount of the loan was drawn by Star Bulk on April 12, 2024 and was used to repay amounts outstanding under the Term Facility and Revolving Facility. The DNB Loan is guaranteed by certain of the Company’s ship-owning subsidiaries and is secured by first priority mortgages on the vessels Crowned Eagle, Gannet Bulker, Grebe Bulker, Halifax Eagle, Hamburg Eagle, Imperial Eagle, Kingfisher, Owl, Santos Eagle, Singapore Eagle, Southport Eagle, Stockholm Eagle and Valencia Eagle.

On April 10, 2024, Star Bulk entered into a loan agreement with ING Bank N.V., London Branch (the “ING Loan”) for a loan amount of up to $94.0 million. The full amount of the loan was drawn by Star Bulk on April 12, 2024 and was used to repay amounts outstanding under the Term Facility and Revolving Facility. The ING Loan is guaranteed by certain of the Company’s ship-owning subsidiaries and is secured by first priority mortgages on the vessels Dublin Eagle, Egret Bulker, Groton Eagle, Jay, New London Eagle, Oriole, Oslo Eagle, Roadrunner Bulker, Rotterdam Eagle, Rowayton Eagle, Sandpiper Bulker and Shanghai Eagle.

On April 11, 2024, the Company repaid $75.0 million of debt outstanding under the Term Facility using cash on hand and Star Bulk contributed an additional $44.0 million towards the partial repayment of debt outstanding under the Term Facility, as a result of which, the vessels Antwerp Eagle, Bittern, Canary, Cape Town Eagle, Fairfield Eagle, Golden Eagle, Madison Eagle, Martin, Petrel Bulker, Stonington Eagle, Sydney Eagle, Tokyo Eagle and Vancouver Eagle were released from their respective mortgages under the Global Ultraco Debt Facility and the guarantees of the Company’s related ship-owning subsidiaries were released.

On April 22, 2024, Star Bulk entered into a loan agreement with E.SUN commercial Bank Ltd. (the “E.SUN Loan”) for a loan amount of up to $100.0 million. The full amount of the loan was drawn by Star Bulk on April 23, 2024. The E.SUN Loan is guaranteed by certain of the Company’s ship-owning subsidiaries and is secured by first priority mortgages on the vessels Antwerp Eagle, Bittern, Canary, Cape Town Eagle, Fairfield Eagle, Golden Eagle, Madison Eagle, Martin, Petrel Bulker, Stonington Eagle, Sydney Eagle, Tokyo Eagle and Vancouver Eagle.

As of April 15, 2024 and as a result of amounts borrowed under the ABN AMRO Loan, the DNB Loan and the ING Loan and amounts repaid by the Company and Star Bulk through that date, the Term Facility and Revolving Facility were repaid in full, including all accrued interest and fees and all available commitments under the Revolving Facility were cancelled.

Debt—Share Lending Agreement

Following the closing of the Merger, the shares lent to JCS were exchanged for 1,341,584 shares of Star Bulk common stock.

Stockholders’ Equity—Shareholder Rights Agreement

In connection with the consummation of the Merger on April 9, 2024, immediately prior to the Effective Time, the Rights expired in their entirety without any payment being made in respect thereof.

Stockholders’ Equity—Common Stock Repurchase Program

Following the completion of the Merger, the Company’s share repurchase program was terminated.

Stock Incentive Plans

As a result of the consummation of the Merger, on April 9, 2024, the Company removed from registration all shares of common stock not yet issued under the 2016 Plan.

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